FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	BBVA Francés reports consolidated third quarter earnings for fiscal year 2018.

Item 1

Buenos Aires, November 23, 2018—BBVA Francés (NYSE: BFR.N; BCBA: FRA.BA;

LATIBEX: BFR.LA) reports consolidated third quarter results for the

January-December 2018 fiscal year.

The consolidated financial statements as of September 30, 2018 and as of June 30, 2018 are presented in accordance with Communication “A” 6114 of the Central Bank of Argentina (BCRA) (“financial statements under IFRS regulations”). For comparative purposes, the figures of the third quarter of 2017 are presented in accordance with IFRS.

Highlights of the Quarter

•

BBVA Francés’ net income amounted to AR$ 3,007.8 million for the third quarter of 2018, 41.6% higher than the net income registered for the second quarter of 2018 and 117.7% compared to the third quarter of 2017, restated for comparative purposes.

•	The return on average assets (ROA) was 4% and the return on average equity (ROE) was 34.8%, compared to 3.5% and 26.4%, in the previous quarter, respectively.

•

Net operating income amounted to AR$ 10,315.9 million, increasing by 27.2% compared to the second quarter of 2018, and by 71.4% compared to the third quarter of 2017. Operating expenses amounted to AR$ 6,185.4 million, showing an increase of 18.7% and 48.9% compared to such periods, respectively.

•

In terms of activity, the private sector loan portfolio increased by 10.2% in the third quarter, and by 61.2% in the last twelve months, reaching 8.38% market share, registering an increase of 33 bps compared to the market share of September 2017.

•

BBVA Francés maintains good asset quality indicators in an environment that shows certain signs of deterioration. As of September 30, 2018, the asset quality ratio (Non-Performing Loans/Total loans) stood at 0.99%, compared to 0.86% in the second quarter of 2018, with a coverage ratio of 220.5% (Total allowances/NPL).

•	Total deposits increased by 28.2% during the quarter and by 90.5% since the end of the third quarter of 2017.

•

As of September 30, 2018, BBVA Francés had a total consolidated capital ratio of 14.1%, which represents an excess of AR$ 15,295.1 million or 71.5% over the minimum required. The Tier I ratio reached 12.9%.

•	As of September 30, 2018, liquid assets accounted for 52.1% of the bank’s total deposits.

•	The bank continued to increase its client base, reaching a total of 2.9 million clients.

Other events

•

On July 5, 2018 BBVA Francés sold the properties located at Reconquista 40, Bolivar 501, Maipu 356 (unit 16), Perón 362, México 628 (unit 1) and Reconquista 281, to REPAR S.A, all of which are located in the City of Buenos Aires.

•	On October 30, 2018, BBVA Francés notarized its headquarters offices, Torre BBVA, located at Av. Leandro N. Alem 815, Buenos Aires. As a consequence of such notarization, USD 4.8 million was paid.

•	On November 8, 2018, BBVA Francés issued its Series 25 UVAs bond for AR$ 784.3 million, with 24 months maturity and 9.5% fixed interest rate payable quarterly.

Regulatory Changes

•

On June 18, 2018 the Central Bank of Argentina (BCRA), through its Communication ”A” 6526, increased the minimum cash balance requirement in two tranches, by 3% since June 21, 2018 and by another 2% since July 18, 2018. Integration with Treasury bonds, maturing on November 2020 at a rate of 26% is allowed.

Subsequently, such requirement was increased on other two occasions, by 3% on July 23, 2018 through BCRA’s Communication “A” 6533, and by another 3% on August 16, 2018, through Communication “A” 6550. In both cases, integration shall be in cash and shall not yield interests.

The BCRA then increased the minimum cash requirements on three occasions, by 5% on September 1, 2018, which could be integrated with Leliq/Nobac, by another 5% on September 16, 2018, which could be only integrated in cash and not yield interests for savings and checking accounts yet could be integrated with Leliq/Nobac only in the case of time deposits, and by an additional 5% on October 1, 2018, which could be integrated with LeliqINobac only in the case of time deposits.

•

IAS 29, requires that financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be restated for changes in the general pricing power of the functional currency. In order to determine if an economy is hyperinflationary in accordance with IAS 29, the Standard provides a number of qualitative factors as well as a quantitative factor (whether the cumulative inflation rate over three years approaches or exceeds, 100%.

As a result of the increase in inflation during the first months of 2018, the Argentine economy is considered as hyperinflationary. Therefore, IAS 29 should be applied in connection with annual financial statements or interim financial statements ending after July 1, 2018. Likewise, figures for the past periods presented for comparative purposes should be also be restated.

However, as of the date of these financial statements, the Decree 664/03 from the Executive Branch and Communication “A” 3921 from the BCRA are in effect, preventing the filing of financial statements adjusted for inflation. Therefore, given this decree and the accounting framework established by the BCRA, BBVA Francés has not applied IAS 29 in the preparation of these financial statements.

Economic Environment

		Quarter ended
Main Macroeconomic figures		09-30-18	06-30-18	09-30-17
GDP	var % y/y	n/d	-4.2%	3.8%
Inflation (1) End of period	var % y/y	40.5%	29.5%	23.8%
	var % q/q	14.1%	8.8%	5.1%
CER	Quarterly adjustment	10.1%	7.4%	4.3%
Exchange Rate	Pesos x US$	40.90	28.86	17.31
Reserves	US$	49,003	61,881	50,237
Fiscal Balance	Primary - billion of $	(47,490)	(74,824)	(78,093)
Trade Balance	US$ (billion)	(1,589)	(2,492)	(2,544)
Total Private Loans	var % q/q	11.1%	14.9%	12.5%
	var % y/y	58.7%	60.7%	48.6%
Total Private Deposits	var % q/q	19.0%	18.6%	3.8%
	var % y/y	66.9%	45.5%	36.6%
Interest rate	Monetary policy (eop)	65.0%	40.0%	26.3%
	Badlar (weighted avg. quarterly)	37.1%	27.1%	20.7%

(1)	IPC National since 1Q17

The global economy continues to show positive signs, although in a context of increasing uncertainty. Global growth has continued in recent months, despite increased protectionism between the USA and China and the appreciation of the U.S dollar; which reflected an increasing in financial tension in emerging economies. The U.S. Federal Reserve System (in a greater extent) and the European Central Bank continue to make progress toward normalization of the monetary policy, representing a gradual tightening of monetary conditions, which will continue to put some pressure on these economies.

In the domestic environment, the agreement reached between Argentina and the International Monetary Fund (IMF) in June 2018 did not restore confidence as expected and triggered a new round of capital outflows and strong depreciation of the peso during the third quarter of 2018, which only settled down after a renewed commitment to perform greater fiscal adjustments, which will aim to reach balance in 2019. In this context a new agreement with the IMF was reached, going from USD 50 billion to USD 56.7 billion and doubling the funds available for 2018 and 2019.

In addition, following the change in the BCRA President, the inflation-targeting plan was abandoned and a new monetary exchange system was established that seeks to keep the monetary base constant in nominal terms until June 2019 and establishes an exchange rate range of non-intervention, with limited intervention of the BCRA outside such range.

Year to date, the government has over-fulfilled its fiscal goals. The program with the IMF guarantees that Argentina will be able to fulfill its financial program this year with a roll-over of only 50% of the maturities of Letes in U.S. dollars and 100% of those denominated in pesos.

The economic activity was affected by the bad harvest due to the severe drought that occurred in the first months of the year and by the FX crisis. In the second quarter of 2018, GDP decreased 4.2% year-over-year, but the Monthly Estimator of Economic Activity (EMAE for its acronym in Spanish) with data up to August 2018 shows an incipient recovery in seasonally adjusted monthly variations that were positive in July (1.4%) and August (1.3%).

The Inflation rate increased since the end of the first quarter mainly due to the pass-through effect from the currency depreciation to prices. Inflation amounted to 14.1% in the period July-September, thus the National CPI accumulated a variation of 32.4% for the first nine months of 2018.

The labor market also begins to show the effects of a recession. The unemployment rate amounted to 9.6% in September 2018 compared to 7.2% in the fourth quarter of 2017.

In the third quarter of 2018, the trade balance reached a deficit of USD 1.6 billion, a contraction of 37% compared to the third quarter of 2017.

Due to the economy slowdown, the demand for credit has plunged. Thus, during the third quarter, the stock of loans to the non-financial private sector increased by 11.1% compared to the previous quarter and by 58.7% year-over-year, which implies a deceleration in comparison to the increase by 14, 9% and 60.7% of the second quarter for such periods, respectively.

Private sector deposits increased by 19.0% during the quarter and by 66.9% year-over-year, very similar to the second quarter, when private sector deposits increased by 18.6% and by 45.5% for such periods, respectively. It should be noted that deposits remain stable due to the limited impact of the FX situation on the financial sector.

Presentation of the Information

•

The consolidated financial statements as of September 30, 2018 and as of June 30, 2018 are presented in accordance with Communication “A” 6114 of the Central Bank of Argentina (BCRA) (financial statements under IFRS regulations). For comparative purposes, the amounts for the third quarter 2017 are presented in accordance with IFRS.

•

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Francés (Francés Valores and Francés Administradora de Inversiones). As of the first quarter of 2018, the Bank’s share interest in PSA Finance is no longer disclosed on a consolidated basis but is recorded as “Investments in associates” (recorded under the proportional equity method), and the corresponding results are recorded as “Income from associates”, as with Rombo Compañia Financiera. As of September 25, 2018, the Bank’s share interest in Volkswagen Financial Services is no longer disclosed on a consolidated basis.

•	The balances in foreign currency as of September 30, 2018 were converted into pesos at the reference exchange rate published by the BCRA for such date (AR$ 40.8967/USD).

•

The information in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to IFRS 9 and the impact of inflation adjustment according to IAS 29.

Quarterly Results

				Δ% Quarter ended 09/30/18
Condensed Income Statement (1)		Quarter ended		vs Quarter ended
In thousands of pesos except EPS, ADS	09-30-18	06-30-18	09-30-17	06-30-18	09-30-17
Net interest income	6,564,330	6,018,130	3,452,178	9.1%	90.2%
Net fee income	1,855,906	756,103	754,664	145.5%	145.9%
Net income of financial instruments	138,510	(559,281)	988,948	n/a	-86.0%
Result from assets at amortised cost	12,774	(68,298)	35	n/a	n/a
Foreign exchange difference	1,624,223	2,009,608	634,133	-19.2%	156.1%
Other operating income	1,152,946	759,728	785,157	51.8%	46.8%
Provision for loan losses	(1,032,752)	(804,248)	(596,238)	28.4%	73.2%
Net operating income	10,315,937	8,111,742	6,018,877	27.2%	71.4%
Personnel expenses	(2,503,707)	(1,929,968)	(1,673,055)	29.7%	49.6%
Administrative expenses	(1,826,091)	(1,646,632)	(1,285,047)	10.9%	42.1%
Depreciation and amortization of assets	(219,784)	(207.860)	(166,418)	5.7%	32.1%
Other operating expenses	(1,635,777)	(1,428,480)	(1,029,978)	14.5%	58.8%
Operating Expenses	(6,185,359)	(5,212,940)	(4,154,498)	18.7%	48.9%
Operating income	4,130,578	2,898,802	1,864,379	42.5%	121.6%
Income from associates and joint ventures	48,892	121,443	139,237	-59.7%	-64.9%
Net income before income tax	4,179,470	3,020,245	2,003,616	38.4%	108.6%
Income tax from continuing operations	(1,131,938)	(866,387)	(610,956)	30.7%	85.3%
Net income including non-controlling shareholders	3,047,532	2,153,858	1,392,660	41.5%	118.8%
Net income attributable to non-controlling shareholders	39,691	29,938	11,174	32.6%	255.2%
Net Income	3,007,841	2,123.920	1,381,486	41.6%	117.7%
Other comprehensive income	(117,469)	64,125	(40,009)	n/a	193.6%
Total net income	2,890,372	2,188,045	1,341,477	32.1%	115.5%
Earnings per share (2)	4.91	3.47	2.25	41.6%	117.7%
Earnings per ADS (3)	14.73	10.40	6.76	41.6%	117.7%

(1)	Exchange Rate: $ 40.8967 = u$s 1
(2)	Assumes 612,659,638 ordinary shares.
(3)	Each ADS represents three ordinary shares

BBVA Francés’ net income amounted to AR$ 3,007.8 million for the third quarter of 2018, registering an increase of 41.6% compared to the second quarter of 2018 and of 117.7% compared to the third quarter of 2017.

The accumulated net income for the first nine months of the year amounted to AR$ 6,677.1 million, registering a return on equity of 27.4% and on assets of 3.4%.

				Δbp Quarter ended 09/30/18
Main figures	Quarter ended			vs quarter ended
	09-30-18	06-30-18	09-30-17	06-30-18	09-30-17
ROA (Average Assets) (1)	4.0%	3.5%	3.1%	50	86
Accumulated ROA	3.4%	3.1%	2.4%	36	106
ROE (Average Shareholders’ Equity) (1)	34.8%	26.4%	22.4%	840	1,246
Accumulated ROE	27.4%	23.5%	18.1%	394	930
NIM (1)(2)	11.6%	11.6%	12.0%	6	(35)
NIM with foreign exchange difference (1)(2)	15.0%	15.0%	14.0%	(3)	96
Efficiency ratio (3)	46.7%	49.5%	54.9%	(281)	(822)
Accumulated Efficiency ratio	50.3%	52.8%	60.4%	(250)	(1,014)

(1)	Annualized.
(2)

NIM: ((Net interest income + Gross income tax NII+ Cost of deposits insurance) + (Net income of financial instruments + Results from assets at amortised cost - Non deliverable forward )) / Interest Earning Assets

(3)

(Personnel and administrative expenses + Depreciations and amortizations) / ((Net interest income + Gross Income Tax + Cost of the deposits insurance) + (Fee income + Net income of financial instruments + Results from assets at amortised cost + FX Difference + Fees included in other operating income))

Net Operating Income

				Δ% Quarter ended 09/30/18 vs
Net operating Income	Quarter ended			Quarter ended
In thousands of pesos	09-30-18	06-30-18	09-30-17	06-30-18	09-30-17
Net interest income	6,564,330	6,018,130	3,452,178	9.1%	90.2%
Net fee income	1,855,906	756,103	754,664	145.5%	145.9%
Net income of financial instruments	138,510	(559,281)	988,948	-124.8%	-86.0%
Result from assets at amortised cost	12,774	(68,298)	35	-118.7%	n/a
Foreign exchange difference	1,624,223	2,009,608	634,133	-19.2%	156.1%
Other operating income	1,152,946	759,728	785,157	51.8%	46.8%
Provision for loan losses	(1,032,752)	(804,248)	(596,238)	28.4%	73.2%
Net operating income	10,315,937	8,111,742	6,018,877	27.2%	71.4%

Net operating income amounted to AR$ 10,315.9 million, increasing by 27.2% compared to the second quarter of 2018 and by 71.4% compared to the third quarter of 2017.

As a clarification, a reclassification was performed during the third quarter due to the change in criteria regarding the deferral of credit card emission fees, which were previously recorded as net interest income and are now recorded as net fee income and other operating income.

The items that make up net operating income are disclosed in more detail below.

•	Net interest income

				Δ% Quarter ended
Net Interest Income	Quarter Ended			09/30/18 vs Quarter ended
(in thousands of pesos)	09-30-18	06-30-18	09-30-17	06-30-18	09-30-18
Interest Income	12,299,911	9,525,300	5,245,596	29.1%	134.5%
Loan interest income	8,535,228	7,402,591	4,844,840	15.3%	76.2%
Income from adjustments (CER/UVA)	977,884	513,337	112,941	90.5%	765.8%
Income from Public Securities	2,092,036	1,187,403	84,426	76.2%	n/a
Others	694,763	421,969	203,389	64.6%	241.6%
Interest Expenses	-5,735,581	-3,507,170	-1,793,418	63.5%	219.8%
Interest Expenses	-5,513,716	-3,250,544	-1,781,955	69.6%	209.4%
Expenses from adjustments (CER/UVA)	-221,865	-256,626	-11,463	-13.5%	n/a
Net Income Interest	6,564,330	6,018,130	3,452,178	9.1%	90.2%

Net interest income increased by 9.1% compared to the previous quarter and by 90.2% compared to the third quarter of 2017.

Without considering the aforementioned fee reclassification, net interest income would have increased by 21.6% and by 112% for such periods, respectively.

Compared to the second quarter of 2018, interest income increased by 37% whereas interest expenses increased by 63.5% mainly due to an abrupt rise in the interest rate that occurred in the quarter and certain deterioration in the funding mix.

Net interest income recorded a positive performance, sustained by the increasing rates of the system, and by an adequate price management in the different products, both in assets as in liabilities, in a volatile environment.

NIM

Interest-Earning Assets & Interest-Bearing			Quarter ended
Liabilities $ + USD	09-30-18		06-30-18		09-30-17
(Average in thousands of pesos)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	195,017,912	26.3%	175,925,115	21.3%	123,936,863	18.2%
Interest-Bearing Liabilities	175,167,474	12.96%	138,721,270	10.0%	95,819,752	7.4%
NIM without foreign exchange differences	11.62%		11.56%		11.97%
NIM including foreign exchange differences	14.96%		14.99%		14.00%
NIM $ without foreign exchange differences	14.27%		14.64%		14.32%
NIM USD without foreign exchange differences	5.37%		3.85%		1.83%

The net interest margin (NIM) including the results for foreign currency exchange differences amounted to 14.96%, maintaining similar levels with respect to the second quarter of 2018; while net of this effect, it registered an increase of 6 bps, amounting to 11.62%.

The NIM in local currency (excluding FX differences) amounted to 14.27%, decreasing by 37 bps, mainly due to the higher growth rate of the liabilities rate and the negative result of interest rate swaps.

The NIM in foreign currency increased by 152 bps, amounting 5.37%, mainly as a result of the increase in the loans rate.

The following table shows return on assets and cost of liabilities by currency: in pesos and U.S. dollars.

Interest-Earning Assets & Interest-Bearing			Quarter ended
Liabilities $	09-30-18		06-30-18		09-30-17
(Average in thousands of pesos)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	136,862,249	35.1%	125,671,511	28.1%	94,737,428	23.3%
Public sector instruments	20,441,917	41.5%	16,097,421	31.6%	18,610,366	22.6%
Loans	115,681,170	33.9%	108,949,580	27.6%	69,905,567	23.5%
Other interest-earning assets	739,163	40.8%	624,511	29.3%	6,221,495	23.4%
Interest-Bearing Liabilities	93,028,375	24.0%	80,458,593	17.2%	60,295,707	11.8%
Saving Accounts	25,874,014	0.2%	25,837,725	0.2%	22,684,140	0.1%
Time Deposits	48,467,831	32.5%	44,114,943	24.4%	31,547,072	18.2%
Current accounts with interest	13,185,778	34.2%	5,670,911	28.2%	3,686,389	20.6%
Debt Securities	1,714,760	39.7%	1,772,129	30.2%	1,128,352	23.8%
Other interest-bearing liabilities	3,785,992	36.3%	3,062,885	29.2%	1,249,754	23.4%

Interest-Earning Assets & Interest-Bearing			Quarter ended
Liabilities USD	09-30-18		06-30-18		09-30-17
(Average in thousands of pesos)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	58,155,663	5.5%	50,253,604	4.4%	29,199,435	2.7%
Public sector instruments	6,606,976	7.4%	10,489,064	5.3%	4,081,066	2.9%
Loans	50,268,084	5.4%	38,466,819	4.3%	20,810,951	2.7%
Other interest-earning assets	1,280,602	1.2%	1,297,721	1.1%	4,307,418	2.7%
Interest-Bearing Liabilities	82,139,099	0.4%	58,262,678	0.2%	35,407,677	0.1%
Saving Accounts	62,958,906	0.0%	46,406,985	0.0%	28,491,001	0.0%
Time Deposits	14,323,872	0.8%	9,831,850	0.5%	6,698,506	0.3%
Current accounts with interest	109,912	0.0%	132,734	0.0%
Other interest-bearing liabilities	4,746,409	5.1%	1,891,108	3.7%	218,170	3.9%

•	Net fee income

Net fee income	Quarter ended			Δ% Quarter ended 09/30/18 vs quarter ended
(in thousands of pesos)	09-30-18	06-30-18	09-30-17	06-30-18	09-30-17
Net fee income	1,855,906	756,103	754,664	145.5%	145.9%
Fee income	3,847,287	2,278,267	1,852,853	68.9%	107.6%
Fee charges on deposits accounts	934,307	886,958	667,729	5.3%	39.9%
Credit cards and operations	1,991,447	563,183	571,621	253.6%	248.4%
Checks	256,400	221,466	185,734	15.8%	38.0%
Capital markets and securities activities	35,673	27,307	46,592	30.6%	-23.4%
Fees related to foreign trade	136,280	108,711	76,818	25.4%	77.4%
Services of collection	373,897	317,097	183,104	17.9%	104.2%
Generated by subsidiaries	74,784	111,828	85,995	-33.1%	-13.0%
Other fees	44,499	41,717	35,260	6.7%	26.2%
Fee Expenses	-1,991,381	-1,522,164	-1,098,189	30.8%	81.3%

As mentioned above, a reclassification was performed during the third quarter due to the change in criteria regarding the deferral of credit card emission fees and, as a result, net fee income increased by 145.5% compared to the second quarter of 2018 and by 145.9% compared to the third quarter of 2017. Excluding this effect, the increase would have been of 7.9% and of 8.1% for such periods, respectively.

Excluding the effect of the reclassification, fee income increased by 25% compared to the second quarter of 2018 and by 51.5% compared to the third quarter of 2017, driven mainly by grater fees generated by services of collection, for fees charged on deposits accounts and for higher credit cards consumptions, that reflects the higher volume of activity and the higher prices. The quarter includes recurrent annual income, realized during the quarter.

BBVA Francés continues to gain market share in credit card consumption (during the quarter it increased by 51 bps) reaching 13.7% of the market.

Fee expenses increased by 30.8% over the quarter and by 81.3% compared to the third quarter of 2017, mainly due to fees related to the loyalty program and higher credit card processing charges.

In the new disclosure format applied beginning this quarter, certain fee items are accounted for in “Other operating income”.

•	Net income from measurement of financial instruments at fair value through profit or loss

Net income from measurement of financial instruments	Quarter ended			Δ% Quarter ended 09/30/18 vs quarter ended
at fail value through profit or loss (In thousands of pesos)	09-30-18	06-30-18	09-30-17	06-30-17	09-30-17
Net income of financial instruments at fail value	138,510	-559,281	988,948	-124.8%	-86.0%
Income from public securities	212,634	248,089	1,030,607	-14.3%	-79.4%
Income from private securities	163,077	118,936	(9,665)	37.1%	n/a
Income from interest rate swaps	(251,232)	(433,324)	(47,905)	-42.0%	424.4%
Non deliverable forward	20,431	(502,779)	(467)	-104.1%	n/a
Income from corporate bonds	(6,400)	9,797	16,378	-165.3%	-139.1%

Net income from measurement of financial instruments at fair value recorded a gain in the third quarter of AR$ 138.5 million compared to a loss of AR$ 559.3 million registered in the second quarter of 2018.

This gain is due to the income from public and private securities, which was partially offset by the loss registered in connection with interest rate swaps.

•	Foreign Exchange Difference

Foreign Exchange Diffrerence	Quarter Ended			Δ% Quarter ended
(In thousands of pesos)	09-30-18	06-30-18	09-30-17	06-30-18	09-30-17
Foreign Exchange Difference	1,624,223	2,009,608	634,133	-19.2%	156.1%
FX trading	1,268,577	964,124	727,982	31.6%	74.3%
long/Short FX net balance	355,646	1,045,484	-93,849	-66.0%	-479.0%

Foreign exchange difference registered a higher result compared to the third quarter of 2017 due to both the devaluation of the peso during the quarter as well as greater buying and selling activity.

•	Other operating income

Other Operating Income	Quarter ended			Δ% Quarter ended
(In thousands of pesos)	09-30-18	06-30-18	09-30-17	06-30-18	09-30-17
Operating Income	1,152,946	759,728	785,157	51.8%	46.8%
Safe deposits	112,481	111,029	89,290	1.3%	26.0%
Insurance	172,985	168,979	173,376	2.4%	-0.2%
Fees on USD credit cards consumption	220,917	50,822	81,453	334.7%	171.2%
Interest on loans and fees related	214,465	118,979	113,484	80.3%	89.0%
Other fees	105,650	69,140	55,132	52.8%	91.6%
Total other fees	826,498	518,950	512,735	59.3%	61.2%
Other operating income	326,448	240,778	272,422	35.6%	19.8%

Other operating income registered an increase of 51.8% in the quarter and 46.8% over the year, mainly due to the increase in fees generated by the aforementioned reclassification.

Operating Expenses

Operating Expenses	Quarter ended			Δ% Quarter ended 09/30/18 vs
In thousands of pesos	09-30-18	06-30-18	09-30-17	06-30-18	09-30-17
Personnel expenses	(2,503,707)	(1,929,968)	(1,673,055)	29.7%	49.6%
Administrative expenses	(1,826,091)	(1,646,632)	(1,285,047)	10.9%	42.1%
Depreciation and amortization of assets	(219,784)	(207,860)	(166,418)	5.7%	32.1%
Other operating expenses	(1,635,777)	(1,428,480)	(1,029,978)	14.5%	58.8%
Operating Expenses	(6,185,359)	(5,212,940)	(4,154,498)	18.7%	48.9%

Operating expenses amounted to AR$ 6,185.4 million, registering an increase of 18.7% and 48% compared to the previous quarter and to the third quarter of 2017, respectively.

The items that make up net operating expenses are analyzed in more detail below.

•	Personnel expenses and administrative expenses

Administrative and personnel expenses	Quarter ended			Δ% Quarter ended 09/30/18 vs quarter ended
(In thousands of pesos)	09-30-18	06-30-18	09-30-17	06-30-18	09-30-17
Personnel expenses	(2,503,707)	(1,929,968)	(1,673,055)	29.7%	49.6%
Administrative expenses	(1,826,091)	(1,646,632)	(1,285,047)	10.9%	42.1%
Electricity and Communications	(76,620)	(68,331)	(43,408)	12.1%	76.5%
Advertising and Promotion	(88,421)	(124,392)	(109,252)	-28.9%	-19.1%
Fees and external administrative services	(81,433)	(76,380)	(61,855)	6.6%	31.7%
Taxes	(431,360)	(349,683)	(315,103)	23.4%	36.9%
Rents	(222,143)	(165,446)	(125,628)	34.3%	76.8%
Maintainance, conservation and repairs	(201,822)	(175,265)	(132,530)	15.2%	52.3%
Security Service	(78,428)	(66,631)	(85,253)	17.7%	-8.0%
Carriage of valuables	(249,620)	(237,258)	(160,235)	5.2%	55.8%
Other	(396,244)	(383,246)	(251,783)	3.4%	57.4%

Total Employees	6,095	6,084	6,142	11	1

Total Branches	251	251	251	0	0

Personnel expenses increased by 29.7% compared to the second quarter of 2018 and 49.6% compared to the third quarter of 2017, whereas administrative expenses increased by 10.9% and by 42.1% in such periods, respectively.

The increase in personnel expenses is mainly due to the update in salaries arising from the agreements signed with the labor union and its compensation schemes.

Administrative expenses increased during the quarter mainly due to an increase in rents, mainly as a result of the currency exchange rate effect, and an increase in taxes, as a result of higher activity levels, inflation and the increase in foreign currency exchange rates.

In addition, the maintenance, conservation and repairs line item includes a small impact in technology expenses due to the increase in the foreign currency exchange rate.

The efficiency ratio in the quarter amounted 47.9%, showing a decrease of 281 bps compared to the second quarter of 2018.

•	Other operating expenses

				Δ% Quarter ended 09/30/18 vs
Other Operating expenses	Quarter ended			Quarter ended
(In thousands of pesos)	09-30-18	06-30-18	09-30-17	06-30-18	09-30-17
Operating expenses	(1,635,777)	(1,428,480)	(1,029,978)	14.5%	58.8%
Gross income tax	(1,190,211)	(957,432)	(597,028)	24.3%	99.4%
Gross income tax NII	(899,410)	(753,360)	(397,806)	19.4%	126.1%
Gross income tax fees	(290,801)	(204,072)	(199,222)	42.5%	46.0%
Cost of deposits insurence	(86,186)	(71,851)	(55,018)	20.0%	56.7%
Other operating expenses	(359,380)	(399,197)	(377,932)	-10.0%	-4.9%

Other operating expenses registered an increase in gross income tax, due to the rise in interest rates, fees and the income by foreign currency exchange difference, during the period.

Income from associates

Income from associates shows the result of non-consolidated companies. During the third quarter a gain of AR$ 48.9 million was recorded, mainly due to the equity investment in PSA Finance, Rombo Compañia Financiera and Consolidar Seguros. The second quarter of 2018 included income resulting from the participation in Interbanking S.A.

Balance and activity

Loan portfolio

				Δ% Quarter ended 09/30/18 vs
Net loans	Quarter ended			quarter ended
(In thousands of pesos)	09-30-18	06-30-18	09-30-17	06-30-18	09-30-17
Private & Financial sector loans in $	116,528,630	114,137,222	83,076,333	2.1%	40.3%
Advances	16,396,066	14,190,618	10,801,453	15.5%	51.8%
Discounted and purchased notes	16,482,797	17,676,632	13,554,898	-6.8%	21.6%
Consumer Mortgages	8,718,885	7,357,341	3,026,278	18.5%	188.1%
Car secured loans	1,774,642	5,348,745	4,045,025	-66.8%	-56.1%
Personal loans	21,923,282	20,666,082	14,052,806	6.1%	56.0%
Credit cards	35,449,792	33,282,575	23,993,465	6.5%	47.7%
Loans to financial sector	9,587,944	6,094,170	3,432,610	57.3%	179.3%
Other loans	6,263,657	9,688,354	9,930,032	-35.3%	-36.9%
Other receivables	4,092,402	3,423,950	2,510,421	19.5%	63.0%
Unaccrued interest	(1,151,897)	(919,522)	(409,973)	25.3%	181.0%
Less: Allowance for loan losses	(3,008,940)	(2,671,723)	(1,860,682)	12.6%	61.7%
Private & Financial sector loans in FX	62,109,756	47,986,010	27,529,435	29.4%	125.6%
Advances	9,541	11,018	8,534	-13.4%	11.8%
Discounted and purchased notes	7,213,658	5,372,185	1,306,379	34.3%	452.2%
Credit cards	1,971,601	2,007,866	1,549,060	-1.8%	27.3%
Loans to financial sector	136,702	96,538	115,713	41.6%	18.1%
Other loans	53,447,923	40,821,518	24,750,909	30.9%	115.9%
Other receivables	322,309	186,381	80,115	72.9%	n/a
Less: Allowance for loan losses	(991,978)	(509,496)	(281,275)	94.7%	252.7%

Total Private Loans	178,638,386	162,123,232	110,605,768	10.2%	61.5%

Total loans to public sector	177	78	267	126.9%	-33.7%

Net Total Loans net of other non resident loans	178,638,563	162,123,310	110,606,035	10.2%	61.5%

As of the third quarter, Volkswagen Financial Services Compañia Financiera is no longer recorded on a consolidated basis. Such figures were recorded under car secured loans.

As of September 30, 2018, the private sector loan portfolio amounted to AR$ 178.6 billion, increasing by 10.2% during the quarter and by 61.2% in the last twelve months. If the participation of Volkswagen Financial Services would have been included, the private sector loan portfolio would have increase by 12.4% and 64.8% in such periods, respectively.

As of September 30, 2018 the market share of loans reached 8.38%, including loans from associated companies (VW Financial Services, PSA Finance and Rombo Compañia Financiera), showing an increase of 33 bps in the last 12 months.

Credit growth was affected during the third quarter by the devaluation of the peso and higher interest rates, resulting in a strong increase of loans in U.S dollars (increased by 29.4% in the quarter and by 125.6% in the last twelve months) mainly due to the re-expression of the new value of the currency and a mild growth in pesos of 2.1% and 39.9% respectively. Without taking into account the deconsolidation of Volkswagen, these would have increased 5.3% and 44.6% respectively.

On the one hand, with regard to loans to individuals, positive growth was recorded in connection with credit card and personal loans, while mortgages loans reflected the impact of the increasing inflation.

On the other hand, the increase showed by commercial loans is mainly due to the depreciation of the peso.

Asset quality ratios

Asset quality ratios	Quarter ended			Δ% Quarter ended 09/30/18 vs quarter ended
(in thousands of pesos)	09-30-18	06-30-18	09-30-17	06-30-18	09-30-17
Non-performing loans (1)	1,814,467	1,423,719	762,890	27.4%	137.8%
Allowance for loan losses	(4,000,918)	(3,181,219)	(2,141,957)	25.8%	86.8%
Non-performing loans/net total loans	0.99%	0.86%	0.68%	0.1%	0.3%
Non-performing priv. loans/net priv. loans	0.99%	0.86%	0.68%	0.1%	0.3%
Allowance for loan losses/non-performing loans	220.50%	223.44%	280.77%	-2.9%	-60.3%
Allowance for loan losses/net total loans	2.19%	1.92%	1.90%	0.3%	0.3%

(1)

Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

As of September 30, 2018, the asset quality ratio (non-performing loans/total loans) was 0.99% with a coverage ratio (allowances/non-performing loans) of 220.5%.

BBVA Francés continues to show strong asset quality indicators even in a deteriorating environment. The asset quality ratio increased 13 bps compared to the previous quarter due to some deterioration of the portfolio while, compared to the third quarter of 2017 the ratio increased by 32 bps.

The cost of risk reached 1.71% recording an increase of 22 bps during the quarter.

The following table shows the evolution of provisions:

Evolution of provisions	Quarter ended			Δ% Quarter ended 09/30/18 vs quarter ended
(In thousands of pesos)	09-30-18	06-30-18	09-30-17	06-30-18	09-30-17
Balance at the beginning of the quarter	3,181,219	2,548,322	1,891,753	24.8%	68.2%
Increase/decrease	1,006,313	801,330	503,140	25.6%	100.0%
Increase/decrease-Foreign exchange diff.	213,237	154,646	7,461	37.9%	n/a
Aplications / Reversals	(399,851)	(323,079)	(260,397)	23.8%	53.6%
Balance at the end of the quarter	4,000,918	3,181,219	2,141,957	25.8%	86.8%

Public sector exposure

Public Sector Exposure	Quarter Ended			Δ% Quarter ended 09/30/18 vs quarter ended
(In thousands of pesos)	09-30-18	06-30-18	09-30-17	06-30-18	09-30-17
Bills and Notes from Central Bank	17,519,092	14,291,916	14,659,705	22.6%	19.5%
Treasury and national government	23,413,901	14.776.891	11,354,112	58.4%	106.2%
National Treasury Public Debt $	5,842,776	2,995,774	2,801,616	95.0%	108.6%
National Treasury Public Debt USD	9,517,768	5,651,068	4,222,922	68.4%	125.4%
Treasury Repos USD	8,053,358	6,130,049	4,329,575	31.4%	86.0%
Pesos subtotal	23,361,868	17,287,691	17,461,321	35.1%	33.8%
Dollars subtotal	17,571,125	11,781,117	8,552,497	49.1%	105.5%

Total Public Sector exposure	40,932,994	29,068,808	26,013,817	40.8%	57.4%

% National Government debt / Assets	7.0%	5.5%	6.1%

Total exposure to the public sector amounted to AR$ 40.9 billion, increasing by 40.8% during the quarter.

Short-term liquidity was allocated in BCRA instruments, which increased by AR$ 3.2 billion or by 22.6% increase during the quarter.

National Government Debt, which represents 7% of the assets, increased AR$ 8.6 billion during the quarter.

The increase in debt in local currency is due to the acquisition of a 2-year bond that will be used to comply with the increase of 500 bps in the minimum cash requirement, disposed by the BCRA in June and July.

Foreign currency debt has an average term of 3 months and is composed of a Repo with the National Treasury for USD 197 million and short term Letes for USD 165.8 million. During the quarter these positions decreased by USD 28 million, however, due to the depreciation of the peso, their peso value increased by approximately AR$ 1.2 billion.

Deposits

Total deposits	Quarter ended			Δ% Quarter ended 09/30/18 vs quarter ended
(in thousands of pesos)	09-30-18	06-30-18	09-30-17	06-30-18	09-30-17
Deposits $ denominated	131,447,950	110,782,893	84,232,941	18.7%	56.1%
Current accounts	25,851,282	24,855,245	22,675,842	4.0%	14.0%
Saving accounts	49,061,002	36,962,990	26,529,775	32.7%	84.9%
Time deposits	54,608,085	46,739,380	32,960,166	16.8%	65.7%
Peso denominated	52,232,712	42,908,357	32,800,572	21.7%	59.2%
CER adjusted time deposits	2,375,373	3,831,023	159,594	-38.0%	n/a
Other	1,927,581	2,225,278	2,067,158	-13.4%	-6.8%
Deposits FX denominated	115,780,018	82,074,380	45,560,684	41.1%	154.1%
Current accounts	524,978	189,557	69,669	176.9%	n/a
Saving accounts	94,767,387	67,209,837	35,441,394	41.0%	167.4%
Time deposits	17,744,720	12,315,792	6.976,320	44.1%	154.4%
Other	2,742,933	2,359,194	3,073,301	16.3%	-10.7%

Total deposits	247,227,968	192,857,273	129,793,625	28.2%	90.5%

Total deposits amounted to AR$ 247.2 billion as of September 30, 2018, increasing by 28.2% compared to the previous quarter and by 90.5% compared to the third quarter of 2017.

Foreign currency deposits remained stable during the quarter, but their balance reflects the depreciation of the peso.

Deposits in local currency increased by 18.7% mainly due to increases in savings accounts and current accounts with interest.

Other funding sources

Other funding sources	Quarter ended			Δ% Quarter ended 09/30/18 vs quarter ended
(in thousands of pesos)	09-30-18	06-30-18	09-30-17	06-30-18	09-30-17
Lines from other banks	5,757,714	5,732,921	379,735	0.4%	n/a
Senior Bonds	1,735,343	1,751.596	1,060,593	-0.9%	63.6%
Total other funding sources	7,493,057	7,484,517	1,440,328	0.1%	420.2%

The increase in lines from other banks corresponds mainly to funds to finance foreign trade operations.

Solvency

Central Bank Requirements	Quarter ended			Δ% Quarter ended 09/30/18 vs quarter ended
(In thousands of pesos)	09-30-18	06-30-18	09-30-17	06-30-18	09-30-17
CB Minimum Capital Requirements	21,388,509	19,213,740	15,653,816	11.3%	36.6%
Allocated to Asset at Risk	17,914,664	16,092,833	12,726,716	11.3%	40.8%
Market Risk	192,083	154,790	369,204	24.1%	-48.0%
Operational Risk	3,256,660	2,966,117	2,557,896	9.8%	27.3%
Non compliance with others cautios regulations	25,102	—	—	n/a
Bank Capital	36,683,596	34,211,408	28,020,200	7.2%	30.9%
Ordinary Capital Level 1 (*)	36,292,382	33,516,442	26,817,835	8.3%	35.3%
Dedusctions Ordinary Capital Level 1	(2,774,583)	(2,165,117)	(705,074)	28.1%	293.5%
Capital Level 2	2,143,744	1,959,093	1,578,420	9.4%	35.8%
Additional Capital Level 1	1,022,053	906,990	329,019	12.7%	210.6%
Excess over Required Capital	15,295,087	15,003,668	12,366,384	1.9%	23.7%
Excess as % of the capital required	71.5%	78.1%	79.0%	-8.4%	-9.5%
Risk weighted assets	260,520,258	234,312,709	191,039,187	11.2%	36.4%
Capital Ratio (Central Bank rules) (*) (**)	14.1%	14.6%	14.7%	-3.6%	-4.0%
TIER I (***)	12.9%	13.4%	14.0%	-3.8%	-8.3%

(*)	Bank capital I Risk weighted assets
(**)	Includes the 100% of the quarterly result
(***)	Ordinary capital level 1 I Risk weighted assets

BBVA Francés continues to show adequate solvency ratios. As of September 30, 2018 the capital ratio reached 14.1%, 52 bps lower than the ratio of June 30, 2018, mainly due to higher risk weighted-assets, mainly those denominated in foreign currency as a consequence of the devaluation of the peso.

The Tier 1 ratio was 12.9% and the excess over required capital was AR$ 15,295.1 million.

Additional information

	Quarter ended			Δ% Quarter ended 09/30/18 vs quarter ended
	09-30-18	06-30-18	09-30-17	06-30-18	09-30-17
Exchange rate $/USD	40.90	28.86	17.32	41.7%	136.1%
Quarterly CER adjustment	9.8%	7.4%	4.3%	2.5%	5.5%

Disclaimer

This press release contains or may contain forward-looking statements, including but not limited to estimates of the prospects for the Argentine economy, BBVA Francés’ earnings, business plans, expense and operational structure adjustments, capitalization plan, and trends affecting BBVA Francés’ financial condition and results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) macroeconomic, regulatory or political changes; (2) changes in domestic or international stock market prices, exchange rates or interest rates; (3) changes in the markets for BBVA Francés’ products and services; (4) increasing competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparts of BBVA Francés. These forward-looking statements on future events referring only to the date of the document should be taken cautiously. It is advisable to consult the Bank’s Financial Statements and all the documents filed from time to time with the Argentine Securities and Exchange Commission (“CNV”) and the Buenos Aires Stock Exchange

Conference Call

On Friday November 23, 2018 at 15:30 hs (Argentine time) a conference call will be held to comment on the quarter’s results.

Those who wish to participate should use the following dial-in numbers:

+ 54-11-39845677 (from Argentina)

+ 1-844-450-3851 (from the United States)

+ 1-412-317-6373 (from other countries)

Conference ID: BBVA.

To access the webcast:

http://webcastlite.mziq.com/cover.html?webcastId=5b82b6c4-2874-4acc-a236-70270063c596

To request the Replay, please dial -in

+1-877-344-7529 (from the United States)

+1-412-317-0088 (from other countries)

The replay will be available until December 5, 2018.

Replay Access code: 10126428

Internet

This Press Release is available on the web page of BBVA Francés.

www.bbvafrances.com.ar

Contacts

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

Communication “A” 6114

	09-30-18	06-30-18	09-30-17
Cash and due from banks	87,821,856	54,530,632	27,723,142
Debt securities at fair value through other comprehensive income	475,431	2,735,529	5,498,255
Derivatives	63,881	104,250	92,221
Repurchase agreements	9,582,646	6,367,328	5,116,152
Other financial assets	6 ,707,106	5,897,674	5,789,131
Loans and other financial intermediation	178,638,563	162,123,310	110,606,035
Loans to the private & financial sector	178,638,386	162,123,232	110,605,768
Public Sector loans	177	78	267
Other debt securities	30,982,187	18,544,550	14,825,176
Financial assets pledged as collateral	6 ,301,957	5,155,840	3,731,108
Current income tax assets	385	1,056	6,298
Investments in equity instruments	129,234	120,978	68,500
Investments in associates and joint ventures	1,781,225	1,087,893	1,091,497
Property, plant and equipment	9,172,910	9,136,878	9,095,509
Intangible assets	596,310	542,054	407,917
Deferred income tax asset	100,826	22,311	14,263
Other non financial assets	1,375,031	1,350,209	1,133,037
Non-current assets held for sale	252,805	507,630	—
Total Assets	333,982,353	268,228,122	185,198,241
Deposits	247,227,968	192,857,273	129,793,625
Current accounts	26,376,260	25,044,802	22,745,511
Saving accounts	143,828,389	104,172,827	61,971,169
Time deposits	72,352,805	59,055,172	39,936,486
Investment Accounts	—	—	1,112
Rescheduled deposits CEDROS	1,951	1,951	1,951
Other deposits	4,668,563	4,582,521	5,138,508
Liabilities at fair value trhough other comprehensive income	1,345,749	143,495	44,415
Derivatives	4,431,577	2,277,241	161,965
Repurchase agreements	—	936,751	1,243,160
Other financial liabilities	21,934,634	17,727,818	13,344,875
Financing received the BCRA and other financial insitutions	5,757,714	5,732,921	380,642
Corporate bonds issued	1,735,343	1,751,596	1,057,492
Current income tax liabilities	2,548,311	1,409,535	973,245
Provisions	3,448,015	3,374,177	2,182,974
Other provisions	3,446,583	3,372,628	2,181,870
For eventual compromises	1,432	1,549	1,104
Deferred income tax liabilities	48,074	343,100	829,957
Other non-financial liabilities	9,776,753	8,258,653	6,378,518
Total Liabilities	298,254,138	234,812,560	156,390,868
Total Stockholders’ equity	35,699,118	32,861,689	28,509,307
Equity Investments	29,097	553,873	298,066
Total liabilities + stockholders’ equity	333,982,353	268,228,122	185,198,241

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolider: by the equity method)

INCOME STATEMENT (in thousands of pesos)

Communication “A” 6114

	09-30-18	06-30-18	09-30-17
Interest Income	12,299,911	9,525,300	5,245,596
Interest on loans to the financial sector	451,780	351,772	182,139
Interest on overdraft	1,861,503	1,177,920	737,188
Interest on documents	1,513,877	1,090,927	530.848
Interest on mortgages loans	207,595	169,956	91,288
Interest on car secured loans	360,215	337,965	231,298
Interest on credit card loans	1,395,515	1,885,704	1,437,338
Interest on financial leases	134,487	129,239	101,070
Interest on personal loans	1,624,393	1,532,737	1,033,427
Interest on other loans	983,350	724,107	498,529
From other banking receivables from financial intermediation	2,513	2,264	1,715
CER adjustment	12,124	6,705	78,412
UVA adjustment	965,760	506,632	34,529
Income from Public Securities	2,092,036	1,187,403	84,426
Other	694,763	421,969	203,389
Interest Expenses	(5,735,581)	(3,507,170)	(1,793,418)
Interest on Current Account Deposits	(1,139,396)	(417,615)	(191,736)
Interest on Saving Account Deposits	(26,624)	(26,894)	(8,785)
Interest on Time Deposits	(3,768,514)	(2,438,015)	(1,437,926)
Interest on interfinancing received loans	(26,756)	(18,567)	(5,794)
Interest on other financing from the financial institutions	(117,761)	(49,652)	(113)
Interest on other liabilites from financial intermediation	(416,389)	(256,177)	(88,996)
Other interest	(45)	(50)	(166)
UVA adjustment	(221,865)	(256,626)	(11,463)
Other	(18,231)	(43,574)	(48,439)
Net interest income	6,564,330	6,018,130	3,452,178
Net fee income	1,855,906	756,103	754,664
Net income of financial instruments	138,510	(559,281)	988,948
Result from assets at amortised cost	12,774	(68,298)	35
Foreign exchange difference	1,624,223	2,009,608	634,133
Other operating income	1,152,946	759,728	785,157
Provision for loan losses	(1,032,752)	(804,248)	(596,238)
Net operating income	10,315,937	8,111,742	6,018,877
Personnel expenses	(2,503,707)	(1,929,968)	(1,673,055)
Administrative expenses	(1,826,091)	(1,646,632)	(1,285,047)
Depreciations and amortizations	(187,696)	(176,910)	(134,022)
Depreciation on Intangible assets	(32,088)	(30,950)	(32,396)
Other operating expenses	(1,635,777)	(1,428,480)	(1,029,978)
Operating income	4,130,578	2,898,802	1,864,379
Income from associates and joint ventures	48,892	121,443	139,237
Net income before income tax from continuing operations	4,179,470	3,020,245	2,003,616
Income tax from continuing operations	(1,131,938)	(866,387)	(610,956)
Net income Including non-controlling shareholders	3,047,532	2,153,858	1,392,660
Net income attributable to non-controlling shareholders	39,691	29,938	11,174
Net Income	3,007,841	2,123,920	1,381,486
Other comprehensive income	(117,469)	64,125	(40,009)
Total income attributable to controlling shareholders	2,890,372	2,188,045	1,341,477

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 23, 2018	By:	/s/ Ernesto Gallardo Jimenez
Name: Ernesto Gallardo Jimenez
Title: Chief Financial Officer